Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 5, 2017

CVS Health Acquires Aetna

Talking Points

Action Items for SAEs/AEs/STAR AMs

•	Read this talk track and be prepared to discuss the addition of Aetna to CVS Health’s suite of health care services with clients and others who may have questions or to whom you are making outreach.

•	See the press release posted to the Newsroom of CVSHealth.com

•	See the Health Plan Talking Points (which are identical to the talking points included below but in a shorter document)

•	Download the e-blast PDF that was sent to all clients on Sunday, Dec. 3, 2017

•	To ensure your client contact receives our communication, send an email with the e-blast PDF attached and include the following brief message:

“Attached please find a PDF of the client email that was distributed today. I recognize that sometimes email blasts get caught up in company firewalls, so I wanted to be sure it reached you.”

•	Participate in one of two market update calls where the strategic rationale for the acquisition of Aetna, and other key points regarding the transaction, will be discussed. Check email and Chatter for meeting dial-in details:

•	Sunday, Dec. 3 at 7 p.m. ET (preferred)

•	Monday, Dec. 4 at 11 a.m. ET (if you are/were unable to attend the Dec. 3 call)

•	The Monday call will be a repeat of the Sunday call. There’s no need to attend both.

IMPORTANT NOTES

•	When communicating with clients or other external stakeholders about details of the Aetna acquisition, speak from the approved talking points in this document and/or share approved written materials only if needed (client e-blast PDF).

•	Through December 8, 2017, if you or your client have questions about the Aetna acquisition, ask your questions during one of the daily debrief calls that will occur from Monday, December 4 to Friday, December 8.

CVS Health Acquires Aetna

Talking Points

Background

CVS Health will acquire Aetna, according to a definitive agreement announced December 3, 2017, for an equity value of $69 billion, including the assumption of Aetna debt. The transaction was unanimously approved by the Boards of Directors of both companies.

This compelling strategic combination will unlock meaningful value for patients, payors, providers and shareholders. For health care stakeholders, we will deliver high-touch connectivity to consumers and improve the quality of care, while driving efficiencies and lowering the cost of care. For shareholders, not only does this transaction make sense strategically, but it also makes sense financially.

CVS and Aetna have been close partners for most of the past decade, since we entered into a strategic agreement to provide pharmacy benefits to Aetna members. We shared a vision of the critical role that pharmacy care plays in delivering quality outcomes with lower overall health care costs. As partners, we have worked diligently together to deliver on those goals to improve care for Aetna members, while providing competitive pharmacy pricing to allow Aetna to continue to expand its book of business. And although we have taken steps to deepen our relationship, we both recognize that to truly impact patient health and lower costs, more needs to be done.

Through this acquisition, CVS Health will add a health plan to the suite of offerings that now include CVS Pharmacy, CVS Caremark (PBM), CVS Specialty, CVS MinuteClinic, Omnicare (long-term care pharmacy), and Coram (infusion services).

Talking Points

•	As a valued customer of CVS Health, we are reaching out to inform you that we agreed to acquire Aetna, one of the nation’s leading diversified health care benefits companies.

•	We are excited about the opportunities this new company represents for our customers and the entire healthcare industry.

•	We understand that clients will have questions about this transaction and how it will impact them going forward. We stand ready to work through any questions our clients have throughout this process, but wanted to address a few potential concerns upfront:

CVS Health Acquires Aetna

Talking Points

Data and Information Security

•	Aetna will be maintained as a separate business unit, structurally, operationally and legally

•	We will maintain all appropriate firewalls between our business units

•	We currently enforce controls and separation of duties between various other parts of our enterprise; for example:

•	SilverScript Insurance Company and support of clients with PDPs/MAPDs

•	Confidential pricing information of retail networks and PBM networks

•	Between health plan customers in our health plan business unit

•	Caremark performs an annual SOC2 Type 2 Audit of our security and confidentiality controls, and we will provide you with a copy of the auditor’s unqualified report validating our ability to enforce and maintain effective controls between business units.

•	We will make our Information Security Policy available for your review upon request

Competitive Environment

•	We will continue to serve our health plans with an independent, dedicated business unit as we do today, the objective of which continues to be providing you with competitive pricing, exceptional service and innovative solutions.

•	We will continue to support you in maintaining competitiveness in the marketplace:

•	We will have improved size, scale and diversity of offerings to provide you with competitive pricing and exceptional service

•	We are measured by our ability to support our client’s success and growth

•	The goal of your account team and CVS Caremark is to help you grow and meet your strategic objectives. The account team and CVS Caremark employees are measured, incented, rewarded and resourced to do exactly that.

•	We are committed to maintaining full regulatory compliance in today’s complex environment

•	Today’s health care environment is complex and as the market continues to evolve, more multi-dimensional companies are emerging. We are all both providers as well as consumers of health care services, and buy from other companies in some areas and may sell to them in others.

CVS Health Acquires Aetna

Talking Points

Value to Our Health Plan Clients

•	Capabilities gained as a result of the combination with Aetna will enable us to bring enhanced products and services to all of our health plan clients.

•	The combined company will bring together a more extensive array of services and capabilities that allow us to further innovate with and for clients.

•	These capabilities will allow for new innovation opportunities in local care delivery, plan design, health care service offerings, data analytics, value based and risk products, among others.

•	Capabilities developed following this transaction will directly benefit all payors we serve.

•	Consumers and your members will benefit from a community-based health care experience. The combined company will also be able to better understand patients’ health goals, guide them through the health care system, and help them achieve their best health.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.